PROSPECTUS SUPPLEMENT

(To Prospectus dated July 22, 1998)

[LOGO]

EOP OPERATING LIMITED PARTNERSHIP

$500,000,000
8.375% NOTES DUE MARCH 15, 2006

INTEREST PAYABLE MARCH 15 AND SEPTEMBER 15

ISSUE PRICE: 99.864%

The Notes will mature on March 15, 2006. Interest will accrue from March 21, 2000. We may redeem the Notes in whole or in part at the redemption prices described on pages S-4 and S-5. We will issue the Notes in minimum denominations of $1,000 increased in multiples of $1,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

------------------------------------------------
                                                  PRICE TO          DISCOUNTS AND     PROCEEDS TO
                                                  PUBLIC            COMMISSIONS       THE COMPANY
------------------------------------------------
Per Note                                          99.864%           .625%             99.239%
------------------------------------------------
Total                                             $499,320,000      $3,125,000        $496,195,000
------------------------------------------------

We do not intend to apply for listing of the Notes on any national securities exchange. Currently, there is no public market for the Notes.

We expect that delivery of the Notes will be made to investors on or about March 21, 2000.

J.P. MORGAN & CO.JJOINT MANAGING BOOKRUNNERS                 MERRILL LYNCH & CO.

                     ------------------------------------

GOLDMAN, SACHS & CO.                                  MORGAN STANLEY DEAN WITTER

BANC OF AMERICA SECURITIES LLC

               CHASE SECURITIES INC.

                              LEHMAN BROTHERS

                                             SALOMON SMITH BARNEY

                                                          WARBURG DILLON READ
                                                          LLC

March 16, 2000

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 22, 1998)

[Equity Office Logo]
EOP OPERATING LIMITED PARTNERSHIP

$500,000,000 -8.375% NOTES DUE MARCH 15, 2006
INTEREST PAYABLE MARCH 16 AND SEPTEMBER 15

The 2006 Notes will mature on March 15, 2006. Interest will accrue from
March 21, 2000. We may redeem the Notes in whole or in part at the redemption prices described on page S--. We will issue the Notes in minimum denominations of $1,000 increased in multiples of $1,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.


----------------------------------------------------- ------------------- ---------------------- ---------------------
                                                      PRICE TO            DISCOUNTS AND          PROCEEDS TO
                                                      PUBLIC              COMMISSIONS            THE PARTNERSHIP

----------------------------------------------------- ------------------- ---------------------- ---------------------
Per 2006 Note                                           99.864%                 .675%                 .250%
----------------------------------------------------- ------------------- ---------------------- ---------------------
Total                                                         $                     $                     $
----------------------------------------------------- ------------------- ---------------------- ---------------------


We do not intend to apply for listing of the Notes on any national securities exchange. Currently, there is no public market for the Notes.

We expect that delivery of the Notes will be made to investors on or about March 21, 2000.

                            ---------------------

                           JOINT MANAGING BOOKRUNNERS

J.P. MORGAN & CO.                                           MERRILL LYNCH & CO.

                            ---------------------

BANC OF AMERICA SECURITIES LLC
              CHASE SECURITIES INC.
                    GOLDMAN, SACHS & COMPANY
                            LEHMAN BROTHERS
                                   MORGAN STANLEY DEAN WITTER
                                            SOLOMON SMITH BARNEY
                                                      WARBURG DILLON READ LLC

March 16, 2000

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of their dates. Our business, financial condition, results of operations and prospects may have changed since then.

                              --------------------



                                TABLE OF CONTENTS

                                                                                                 PAGE
                                                                                                 ----

                              PROSPECTUS SUPPLEMENT

              EOP Operating Limited Partnership.................................................. S-3
              Recent Developments................................................................ S-3
              Use of Proceeds.................................................................... S-4
              Description of Notes............................................................... S-4
              Underwriting....................................................................... S-6
              Legal Matters...................................................................... S-7

                                   PROSPECTUS

              Special Note Regarding Forward-Looking Statements..................................   2
              Available Information..............................................................   2
              Incorporation of Certain Documents by Reference....................................   2
              The Company........................................................................   4
              Use of Proceeds....................................................................   4
              Ratios of Earnings to Combined Fixed Charges.......................................   4
              Description of Debt Securities.....................................................   4
              Description of Warrants............................................................  17
              Plan of Distribution...............................................................  18
              Experts............................................................................  19
              Legal Matters......................................................................  19


                                  --------------------

                        EOP OPERATING LIMITED PARTNERSHIP

We have a national portfolio of 294 buildings comprising approximately 77.0 million square feet in 23 states and the District of Columbia. We have an ownership presence in 35 markets and 81 submarkets, enabling us to provide premium office space for a wide range of local, regional and national customers. We and our general partner, Equity Office Properties Trust, were formed to continue and expand the national office property business organized by Samuel Zell, Chairman of the Board of Equity Office.

                               RECENT DEVELOPMENTS

LEND LEASE TRANSACTION

We sold various interests in 12 office properties to Lend Lease Australia/US Realty I, Inc. on December 14, 1999. Lend Lease acquired its interests in these office properties for approximately $452.5 million cash and assumed mortgage debt of approximately $81.4 million. After the partial sale of these office properties, mortgage debt will be placed on SunTrust Center and Bank One Center in the amount of approximately $50.0 and $65.0 million, respectively. Our share of the proceeds from the mortgage debt financing will be approximately $28.8 million prior to payment of loan fees and costs.

CORNERSTONE MERGER AGREEMENT

On February 11, 2000, we entered into an Agreement and Plan of Merger with Equity Office Properties Trust, Cornerstone Properties Inc. and Cornerstone Operating Limited Partnership, which provides for:

     - the merger of Cornerstone Partnership with and into us; and
     - the merger of Cornerstone with and into Equity Office.

The total purchase price to be paid by Equity Office in the merger will be approximately $4.6 billion, including the assumption of approximately $1.8 billion in debt, the payment of $1.1 billion in cash and the issuance of approximately 63.6 million new Equity Office common shares of beneficial interest and our units of limited partnership interests. Upon completion of the mergers, the combined company will own and operate approximately 380 office buildings consisting of approximately 95.5 million square feet nationwide, a 25% increase in portfolio size based on square feet. The transaction is currently expected to close in the third quarter of 2000, subject to approval by Equity Office and Cornerstone shareholders and other customary closing conditions.

OUR FOURTH QUARTER 1999 AND YEAR END 1999 RESULTS

Our funds from operations for the three months ended December 31, 1999 totaled $198.5 million as compared to $176.6 million for the same period in 1998, an 11.5% increase. Revenues for the three months ended December 31, 1999 totaled $494.5 million as compared to revenues of $469.0 million of the same period in 1998, a 5.4% increase. Net income for the three months ended December 31, 1999 totaled $164.3 million as compared to $107.8 million for the same period in 1998, a 52.4% increase.

For the year ended December 31, 1999, funds from operations totaled $749.0 million on revenues of $1,942.2 million compared with funds from operations of $662.6 million on revenues of $1,679.7 million for the year ended December 31, 1998, a 13% increase in funds from operations and a 15.6% increase in revenues. Net income totaled $479.5 million for the year ended December 31, 1999 compared to $385.3 million for the year ended December 31, 1998, a 24.4% increase.

                                 USE OF PROCEEDS

We will use the net proceeds from the offering of these Notes to repay the outstanding balance on our revolving credit facility and other debt. As of March 14, 2000, our credit facility bore interest at an annual rate of 6.43% and had a remaining maturity of approximately 1.08 years. Affiliates of J.P. Morgan Securities Inc., Banc of America Securities LLC and Chase Securities Inc., three underwriters of the Notes, are lenders on the credit facility and, upon application of the net proceeds from this offering of the Notes, each will receive its respective proportionate share of the amount of the credit facility to be repaid.

                              DESCRIPTION OF NOTES

THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES OFFERED HEREBY SUPPLEMENTS THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF DEBT SECURITIES SET FORTH IN THE ACCOMPANYING PROSPECTUS UNDER THE CAPTION "DESCRIPTION OF DEBT SECURITIES."

GENERAL

We are offering $500,000,000 of our 8.375% Notes maturing on March 15, 2006. The Notes will be issued as a separate series of Debt Securities under the Indenture, which is more fully described in the accompanying prospectus. Some terms used in this section are defined in the accompanying prospectus.

We will pay interest on the Notes semi-annually in arrears on March 15 and September 15 of each year, commencing September 15, 2000, to the registered holders of the Notes on the preceding March 1 or September 1, as the case may be.

The Notes are not repayable at the option of any holder before maturity.

The Notes will be issued as global Debt Securities. For more information, please refer to the section captioned "Description of Debt Securities Global Securities" in the accompanying prospectus. The Depository Trust Company, or "DTC," will be the Depository with respect to the Notes. The Notes will be issued as fully registered securities in the name of Cede & Co., DTC's partnership nominee, and will be deposited with DTC.

The defeasance and covenant defeasance provisions of the Indenture apply to the Notes.

OPTIONAL REDEMPTION

We may redeem the Notes at any time in whole or from time to time in part at a redemption price equal to the sum of 100% of the principal amount of the Notes being redeemed, accrued interest thereon to the redemption date, and the Make-Whole Amount, if any, with respect to such Notes. We will, however, pay the interest installment due on the interest payment date which occurs on or before any redemption date to those holders of the Notes who were registered holders as of the close of business on the record date immediately preceding such interest payment date.

If we have given notice as provided in the Indenture and made funds available for the redemption of any Notes called for redemption on the redemption date referred to in such notice, such Notes will cease to bear interest on such redemption date and the only right of the holders of such Notes will be to receive payment of the redemption price.

We will give notice of any redemption of any Notes to holders of the Notes to be redeemed at their addresses, as shown in the security register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the aggregate principal amount of the Notes to be redeemed.

If we choose to redeem less than all the Notes, we will notify the Trustee at least 45 days prior to giving notice of redemption, or such shorter period as is satisfactory to the Trustee, of the aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, Notes to be redeemed in whole or in part.

As used herein:

"MAKE-WHOLE AMOUNT" means, in connection with any optional redemption or accelerated payment of any Notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest, exclusive of interest accrued to the date of redemption or accelerated payment, that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate, as determined on the third Business Day preceding the date such notice of redemption or accelerated payment is given, from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made to the date of redemption or accelerated payment, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

"REINVESTMENT RATE" means .25% plus the arithmetic mean of the yields under the heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity, rounded to the nearest month, corresponding to the remaining life to maturity, as of the payment date, of the principal amount of the Notes being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury yield in the above manner, then the Treasury yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by us.

"STATISTICAL RELEASE" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any required determination, then such other reasonably comparable index which shall be designated by us.

"BUSINESS DAY," means any day, other than a Saturday or Sunday, on which banking institutions in New York, New York and Boston, Massachusetts are open for business.

SAME-DAY SETTLEMENT AND PAYMENT

The underwriters will pay for the Notes in immediately available funds. We will make all payments due on the Notes in immediately available funds so long as such Notes are in book-entry form.

                                  UNDERWRITING

We are selling the Notes to the underwriters named below under an Underwriting Agreement dated March 16, 2000. The underwriters and the principal amount of Notes each of them has severally agreed to purchase from us are as follows:


                                                                                      PRINCIPAL
                                                                                  AMOUNT OF 8.375%
         UNDERWRITER                                                                  NOTES DUE
                                                                                   MARCH 15, 2006

         J.P. Morgan Securities Inc.............................................    $137,500,000
         Merrill Lynch, Pierce, Fenner & Smith Incorporated.....................    $137,500,000
         Goldman, Sachs & Co....................................................    $ 62,500,000
         Morgan Stanley & Co., Incorporated.....................................    $ 62,500,000
         Banc of America Securities LLC.........................................    $ 20,000,000
         Chase Securities Inc...................................................    $ 20,000,000
         Lehman Brothers Inc....................................................    $ 20,000,000
         Salomon Smith Barney Inc...............................................    $ 20,000,000
         Warburg Dillon Read LLC................................................    $ 20,000,000



The Underwriting Agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that when such conditions are satisfied, the underwriters will be obligated to purchase all of the Notes.

The Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Notes on any national securities exchange. We have been advised by the underwriters that they intend to make a market in the Notes, but are not obligated to do so and may discontinue market making at any time without notice. We can give no assurance as to the liquidity of or any trading market for the Notes.

The underwriters initially propose to offer the Notes to the public at the public offering price set forth on the cover of this prospectus supplement and to certain dealers at a price that represents a concession not in excess of .375% of the principal amount of the Notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of .150% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the underwriters may, from time to time, vary the offering price and the selling terms.

We have agreed to indemnify the several underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

We estimate that we will spend approximately $150,000 for expenses of the offering.

In connection with the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the Notes. Specifically, the underwriters may overallot in connection with the offering of the Notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, the Notes in the open market to cover short positions or to stabilize the prices of the Notes. Finally, the underwriters may reclaim selling concessions allowed for distributing the Notes in the offering, if the underwriters repurchase previously distributed Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the Notes above independent market levels. The underwriters are not required to engage in any of these activities at any time.

In the ordinary course of their respective businesses, certain of the underwriters and/or their affiliates have engaged, and expect in the future to engage, in investment banking, commercial banking, financial advisory and/or general financing transactions with us or our general partner, Equity Office Properties Trust, for which they have received, and may in the future receive, customary fees and commissions for these services. Morgan Guaranty Trust Company of New York, an affiliate J.P. Morgan Securities Inc., is a syndication agent for the banks and lenders on our credit facility. In addition, affiliates of Banc of America Securities LLC and Chase Securities Inc. are lenders on our credit facility. Together, these affiliates will receive their respective proportionate share of the amount of the credit facility to be repaid. Because the amount to be repaid to affiliates of the underwriters will exceed 10% of the net proceeds from the sale of the Notes, this offering is being made pursuant to the provisions of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

                                  LEGAL MATTERS

The legality of the Notes will be passed upon for us by Hogan & Hartson L.L.P., Washington, D.C. Certain tax matters will be passed upon by Hogan & Hartson L.L.P., our special tax counsel. Brown & Wood LLP, New York, New York, will act as counsel to the underwriters.

PROSPECTUS

                                 $2,000,000,000
                        EOP OPERATING LIMITED PARTNERSHIP
                        DEBT SECURITIES AND DEBT WARRANTS

         We may from time to time offer in one or more series our unsecured senior debt securities (the "Debt Securities") and our warrants exercisable for Debt Securities ("Warrants" and, together with the Debt Securities, the "Securities") in an aggregate principal amount not to exceed $2,000,000,000 (or its equivalent in a foreign currency based on the exchange rate at the time of sale) in amounts, at initial prices and on terms determined at the time of offering. We may offer the Securities separately or together, in separate series in amounts, at prices and on terms described in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

         We will deliver this Prospectus together with a Prospectus Supplement setting forth the specific terms of the Securities we are offering. The specific terms of the Debt Securities will include the specific title, series, aggregate principal amount, currency form (which may be registered, bearer, or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at our option or repayment at your option, if applicable, terms for sinking fund payments, covenants any initial public offering price. The specific terms of the Warrants will include the number and terms thereof, the designation, terms and principal amount of Debt Securities issuable upon exercise, the exercise price, the exercise date(s) or period(s), the terms of the offering and sale thereof, and, where applicable, the duration and detachability thereof. In the case of all Securities, the specific terms will include whether the Securities will be offered separately or as a unit with other securities.

         The applicable Prospectus Supplement will also contain information, where applicable, about certain U.S. federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by the Prospectus Supplement.

         We may offer the Securities directly, through agents, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement with them, will be set forth or will be calculable from the information set forth, in any accompanying Prospectus Supplement. See "Plan of Distribution" on page 17. No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of those Securities.

                                ----------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. IT IS ILLEGAL FOR ANY PERSON TO TELL YOU OTHERWISE.

                 The date of this Prospectus is July 22, 1998.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Information contained in or incorporated by reference into this Prospectus and the accompanying Prospectus Supplement contains "forward-looking statements" which relate to, without limitation, future economic performance, our plans and objectives for future operations and projections of revenue and other financial items, which can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The cautionary statements incorporated by reference from our 1997 Annual Report on Form 10-K under the caption "Risk Factors" and other similar statements contained in this Prospectus or the accompanying Prospectus Supplement identify important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and. in accordance therewith, is required to file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission at Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 5100 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Copies of the reports, proxy statements and other information can be obtained from the Public Reference Room of the Commission, Washington, D.C. 20549, upon payment of prescribed rates, or in certain cases by accessing the Commission's World Wide Web site at http://www.sec.gov.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act, with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have beer omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission. The Commission maintains a "web site" that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of such site is "http://www.sec.gov."

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

         a. The Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended.

         b. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

         c. The Company's Current Report on Form 8-K/A, filed with the Commission on February 18, 1998 (amending the Company's Current Report on Form 8-K filed with the Commission on December 30, 1997) and the Company's Current Report on Form 8-K. filed with the Commission on March 18, 1998.

         All documents filed by the Company, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of a particular offering of Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

         Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in the Prospectus (in the case of a statement in a previously filed document incorporated or deemed to be incorporated by reference herein), in any applicable Prospectus Supplement relating to a specific offering of Securities, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

         Copies of all documents which are incorporate herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to EOP Operating Limited Partnership c/o Equity Office Properties Trust, Two North Riverside Plaza, Suite 2200, Chicago, Illinois 60606,
Attention: Diane Morefield (telephone number: (312) 466-3300).

         AS USED HEREIN AND IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT, "COMPANY" MEANS EOP OPERATING LIMITED PARTNERSHIP, A DELAWARE LIMITED PARTNERSHIP, AND PREDECESSORS THEREOF (THE "EQUITY OFFICE PREDECESSORS") OR, AS THE CONTEXT MAY, REQUIRE, EOP OPERATING LIMITED PARTNERSHIP ONLY. ALL REFERENCES TO THE HISTORICAL ACTIVITIES OF THE COMPANY PRIOR TO JULY 11, 1997, REFER TO THE ACTIVITIES OF THE EQUITY OFFICE PREDECESSORS.

                                   THE COMPANY

         The Company, together with Equity Office Properties Trust (the "Trust"), a Maryland real estate investment trust ("REIT"), was formed to continue and expand the national office property business organized by Samuel Zell, chairman of the Board of Trustees of the Trust. The Trust is the managing general partner of the Company. The Trust owns all of its assets and conducts substantially all of its business through the Company and its subsidiaries.

         The Company's executive offices are located at Two North Riverside Plaza, Suite 2200, Chicago Illinois 60606, and its telephone number is (312) 466-3300.


                                 USE OF PROCEEDS

         Unless otherwise specified in the applicable Prospectus Supplement, the Company intends to use the net proceeds from any sale of Securities for general business purposes, including, without limitation, the repayment of outstanding debt and the acquisition or development of additional properties.

                  RATIOS OF EARNINGS TO COMBINED FIXED CHARGES

         The Company's ratios of earnings to combined fixed charges and preferred unit distributions are follows:



                                                                                   EQUITY OFFICE
                                                                                    PREDECESSORS
                                                                                      (COMBINED
                                               THREE MONTHS        COMPANY           HISTORICAL)      EQUITY OFFICE PREDECESSORS
                                                  ENDED          (HISTORICAL)        JANUARY 1,          (COMBINED HISTORICAL)
                                                MARCH 31,      JULY 11, 1997 TO       1997 TO          YEARS ENDED DECEMBER 31,
                                               1998   1997    DECEMBER 31, 1997      JULY 10, 1997   1996  1995   1994  1993   1992
                                               ----   ----    -----------------     -------------   ----  ----   ----  ----   ----


           Ratio of Earnings to
              Combined Fixed Charges and
              Preferred Unit
              Distributions..............      1.94   1.90         2.11             1.52        1.49  1.21   1.24  1.23   1.24



         The ratios of earnings to combined fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income
(loss) before gains from sales of property and extraordinary items plus fixed charges. Fixed charges consist of' interest expense (including interest costs capitalized), the amortization of debt issuance costs, and the portion of rental expense deemed to represent interest expense.

                         DESCRIPTION OF DEBT SECURITIES

         The following description sets forth certain general terms and provisions of the Indenture (as defined below) under which the Debt Securities are to be issued. The particular terms of the Debt

Securities will be set forth in a Prospectus Supplement relating to such Debt Securities and in the applicable form of Note.

         The Debt Securities will be issued under the Indenture dated as of September 2, 1997, as amended or supplemented (the "Indenture"), between the Company and State Street Bank and Trust Company, as trustee (together with any other trustee(s) appointed with respect to a particular series of Debt Securities, the "Trustee"). A copy of the Indenture is available for inspection at the corporate trust office of the Trustee, or described below under "Available Information." The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made below relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein have the respective meanings set forth in the Indenture.

GENERAL

         The Debt Securities will be direct, unsecured obligations of the Company and will rank equally with all unsecured and unsubordinated indebtedness of the Company. Unless otherwise specified in the applicable Prospectus Supplement, the Trust has no obligation for payment of principal of or interest on the Debt Securities. The Debt Securities may be issued in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Trustees of the Trust, as managing general partner of the Company, or as established in the Indenture or in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section
301).

         The Indenture provides that there may be more than on Trustee thereunder, each with respect to one of more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608). If two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee (Section 609), and except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

         Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including without limitation:

         (1)      the title and series designation of the Debt Securities;

         (2) the aggregate principal amount of the Debt Securities and any limit on the aggregate principal amount;

         (3) the percentage of the principal amount at which the Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

         (4) the date or dates, or the method of determining the date or dates, on which the principal of the Debt Securities will be payable;

         (5) the rate or rates (which may be fixed or variable), or the method by which the rate or rates shall be determined, at which the Debt Securities will bear interest, if any;

         (6) the date or dates, or the method for determining such date or dates, from which any interest will accrue, the Interest Payment Dates on which any interest will be payable, the Regular Record Dates for Interest Payment Dates, or the method by which those dates shall be determined, the Person to whom the interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

         (7) the place or places where (i) the principal of (and premium and Make-Whole Amount (as defined below), if any) and interest, if any, on the Debt Securities will be payable, (ii) the Debt Securities may be surrendered for conversion or registration of transfer or exchange and (iii) notices or demands to or upon the Company in respect of such Debt Securities and the Indenture may be served;

         (8) the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed, in whole or from time to time in part, at the option of the Company, if the Company is to have such an option;

         (9) the obligation, if any, of the Company to redeem, repay or repurchase the Debt Securities at the option of a Holder thereof, and the period or periods within which, the price or prices as to which and the terms and condition upon which the Debt Securities will be redeemed, repaid or repurchased, in whole or in part, pursuant to that obligation;

         (10) if other than United States dollars, the currency or currencies in which the Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

         (11) whether the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities may be determined with reference to an index, formula or other method (which index, formula or other method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

         (12) any additions to, modification of or deletions from the terms of the Debt Securities with respect to the Events of Default or covenants set forth in the Indenture;

         (13) whether the Debt Securities will be issued in certificated or book-entry form;

         (14) whether the Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and the terms and conditions relating thereto;

         (15) the applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the Indenture;

         (16) whether and, if so, under what circumstances the Company will pay Additional Amounts as contemplated in the Indenture in respect of any tax, assessment or governmental charge and whether the Company will have the option to redeem the Debt Securities in lieu of making such payment; and

         (17) any other terms of the Debt Securities not inconsistent with the provisions of the Indenture (Section 301).

         The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special United States federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

         Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

         Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

         Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, initially located at Two International Place, Financial Services, Corporate Trust Department, Boston, Massachusetts, 02110, or at the corporate trust window of the Trustee initially maintained at 61 Broadway, Concourse Level, New York, New York, 10006; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002).

         Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Section 307).

         Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer or exchange thereof at the corporate trust office of the Trustee. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be dully endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

         Neither the Company nor the Trustee shall be required to (i) issue, register the transfer or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305).

CERTAIN INDENTURE COVENANTS

         LIMITATIONS ON INCURRENCE OF DEBT. The Company will not, and will not permit a Subsidiary to, incur any Debt (as defined below), other than intercompany Debt (representing Debt to which the only parties are the Trust, the Company and any of their Subsidiaries, but only so long as such Debt is held solely by any of the Trust, the Company and any Subsidiary and provided that, in the case of Debt owed to Subsidiaries of the Company, such Debt is subordinate in right of payment to the Debt Securities), if, immediately after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of (i) Total Assets (as defined below) as of the end of the fiscal quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not required under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the increase or decrease in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets resulting from the incurrence of such additional Debt (such increase or decrease together with the Company's Total Assets is referred to as the "Adjusted Total Assets") (Section 1004(a)).

         In addition to the foregoing limitations on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Secured Debt (as defined below) of the Company or any Subsidiary if, immediately after giving effect to the incurrence of such additional Secured Debt, the aggregate principal amount of all outstanding Secured Debt of the Company and its Subsidiaries on a consolidated basis is greater than 40% of Adjusted Total Assets (Section 1004(b)).

In addition to the foregoing limitations on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt, other than intercompany Debt (provided that, in the case of Debt owed to Subsidiaries of the Company, such Debt is subordinate in right of payment to the Debt Securities), if the ratio of Consolidated Income Available for Debt Service to the Annual Debt Service Charge (in each case and defined below) for the period consisting of the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5 to 1 on a pro forma basis after giving effect to the incurrence of such Debt and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Company or its Subsidiaries since the first day of such four-quarter period, which was outstanding at the end of such period, had been incurred at the beginning of such period and continued to be outstanding throughout such period, and the application of the proceeds of such Debt, including to refinance other Debt, had occurred at the beginning of such period), (iii) in the case of Acquired Indebtedness or Debt incurred in connection with any acquisition since the first day of the four-quarter period, the related acquisition had occurred as of the first day of the period with the appropriate adjustments with respect to the acquisition being included in the pro forma calculation and (iv) in the case of any increase or decrease in Total Assets, or any other acquisition or disposition by the Company or any Subsidiary of any asset or group of assets, since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such increase, decrease or other acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments to revenues, expenses and Debt levels with respect to such increase, decrease or other acquisition or disposition being included in such pro forma calculation (Section 1004(c)).

         MAINTENANCE OF TOTAL UNENCUMBERED ASSETS. The Company is required at all times to maintain Total Unencumbered Assets of not less than 150% Of the aggregate outstanding principal amount of all outstanding Unsecured Debt of the Company and its Subsidiaries on a consolidated basis (Section 1004(d)).

         As used in the Indenture and the description thereof herein:

                  "ACQUIRED INDEBTEDNESS" means Debt of a Person (i) existing at the time the Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from the Person, in each case, other than Debt incurred in connection with, or in contemplation of, the Person becoming a Subsidiary or that acquisition. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

                  "ANNUAL DEBT SERVICE CHARGE" as of any date means the amount which is expensed in any 12-month period for Consolidated Interest Expense of the Company and its Subsidiaries.

                  "CONSOLIDATED INCOME AVAILABLE FOR DEBT SERVICE" for any period means Consolidated Net Income plus amounts which have been deducted in determining Consolidated Net Income during such period for
         (i) Consolidated Interest Expense, (ii) provision for taxes of the Company and its Subsidiaries based on income, (iii) amortization (other than amortization of debt discount) and depreciation, (iv) provisions for losses from sales or joint ventures, (v) increases in deferred taxes and other noncash items, (vi) charges resulting from a change in accounting principles, and (vii) charges for early extinguishment of debt, and less amounts which have been added in determining Consolidated Net Income during such period for (a) provisions for gains from sales or joint ventures and (b) decreases in deferred taxes and other noncash items.

                  "CONSOLIDATED INTEREST EXPENSE" means, for any period, and without duplication, all interest (including the interest component of rentals on leases reflected in accordance with GAAP as capitalized leases on the Company's consolidated balance sheet, letter of credit fees, commitment fees and other like financial charges) and all amortization of debt discount on all Debt (including, without limitation, payment-in-kind, zero coupon and other securities) of the Company and its Subsidiaries, but excluding legal fees, title insurance charges and other out-of-pocket fees and expenses incurred in connection with the issuance of Debt, all determined in accordance with GAAP.

                  "CONSOLIDATED NET INCOME" for any period means the amount of net income (or loss) of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

                  "DEBT" of the Company or any Subsidiary means, without duplication, any indebtedness of the Company and its Subsidiaries, whether or not continent, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Company and its Subsidiaries, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable or (iv) any lease of property by the Company and its Subsidiaries as lessee which is reflected in the Company's consolidated balance sheet as a capitalized lease in accordance with GAAP, in the case of items of indebtedness under (i) through (iii) above to the extent that any such items (other than letters of credit) would appear as a liability on the Company's consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Company or any Subsidiary)(it being understood that "Debt" shall be deemed to be incurred by the Company and its Subsidiaries on a consolidated basis whenever the Company and its Subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable in respect thereof; Debt of Subsidiary of the Company existing prior to the time it became a Subsidiary of the Company shall be deemed to be incurred upon such Subsidiary's becoming a Subsidiary of the Company; and Debt of a person existing prior to a merger or consolidation of such person with the Company or any Subsidiary of the Company in which such person is the successor to the Company or such Subsidiary shall be deemed to be incurred upon the consummation of such merger or consolidation); provided, however, the term Debt shall not include any such indebtedness that has been the subject of an "in substance" defeasance in accordance with GAAP.

                  "SECURED DEBT" means, without duplication, Debt secured by any mortgage, trust deed, deed of trust, deed to secure debt, security agreement, pledge, conditional sale or other title retention agreement, capitalized lease, or other like agreement granting or conveying security title to or a security interest in real property or other tangible assets. Secured Debt shall be deemed to be incurred (i) on the date the Company or any Subsidiary creates, assumes, guarantees or otherwise becomes liable in respect thereof if it is secured in the manner described in the preceding sentence on such date or (ii) on the date the Company or any Subsidiary first secures such Debt in the manner described in the preceding sentence if such Debt was not so secured on the date it was incurred.

                  "SUBSIDIARY" means (i) a corporation, partnership, limited liability company, trust, real estate investment trust or other entity a majority of the voting power of equity securities of which are owned, directly or indirectly, by the Company or by one or more Subsidiaries of the Company, (ii) a partnership, limited liability company, trust, real estate investment trust or other entity not treated as a corporation for federal income tax purposes, the majority of the value of the equity interests of which are owned, directly or indirectly, by the Company or by one or more other Subsidiaries of the Company and
         (iii) one or more corporations which, either individually or in the aggregate, would be Significant Subsidiaries (as defined below, except that the investment, asset and equity thresholds for purposes of this definition shall be 5%), the majority of the value of the equity interests of which are owned, directly or indirectly, by the Company or by one or more Subsidiaries.

                  "TOTAL ASSETS" as of any date means the sum of (i) Undepreciated Real Estate Assets and (ii) all other assets of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP (but excluding intangibles and accounts receivable).

                  "TOTAL UNENCUMBERED ASSETS" as of any date means the sum of
         (i) those Undepreciated Real Estate Assets not securing any portion of Secured Debt and (ii) all other assets of the Company and its Subsidiaries on a consolidated basis not securing any portion of Secured Debt determined in accordance with GAAP (but excluding intangibles and accounts receivable).

                  "UNDEPRECIATED REAL ESTATE ASSETS" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

                  "UNSECURED DEBT" means Debt of the Company or any Subsidiary that is not Secured Debt.

         EXISTENCE. Except as permitted under "--Merger, Consolidation or Sale" below, the Company is required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided, however, that the Company shall not be required to preserve any right or franchise if the Board of Trustees of the Trust determines that the preservation thereof is no longer desirable in the conduct of the Company's business and that the loss thereof is not disadvantageous in any material respect to the Holders (Section 1006).

         MAINTENANCE OF PROPERTIES. The Company is required to cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the reasonable judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its Subsidiaries shall not be prevented from discontinuing the operation and maintenance of any of the properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business and not disadvantageous in any material respect to the Holders (Section 1007).

         INSURANCE. The Company is required to, and is required to cause each of its Subsidiaries to, maintain insurance coverage by financially sound and reputable insurance companies in such forms and amounts and against such risks as are customary for companies of established reputation engaged in the same or a similar business (Section 1008).

         PAYMENT OF TAXES AND OTHER CLAIMS. The Company is required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent (i) all material taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon its income, profits or property or that of any Subsidiary and (ii) all material lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings so long as appropriate reserves are established therefor in accordance with GAAP (Section 1009).

         PROVISION OF FINANCIAL INFORMATION. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act and for so long as any Debt Securities are outstanding, the Company will, to the extent permitted under the Exchange Act, be required to file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 or 15(d) if the Company were so subject (the "Financial Statements"), such documents to be filed with the Commission on or prior to the respective dates by which the Company would have been required to file such documents if the Company were so subject (the "Required Filing Dates"). The Company will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the security register for the Debt Securities, without cost to such Holders, copies of the annual reports and quarterly reports which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (y) if filing such documents by the Company with the Commission is not made under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1010).

MERGER, CONSOLIDATION OR SALE

                  The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation, limited liability company, association, partnership, real estate investment trust, company or business trust (collectively, a "Corporation"), provided that (a) the Company shall be the continuing Corporation, or the successor Corporation or its transferees or assignees of such assets by lease (subject to the continuing obligations of the Company set forth in the Indenture) or otherwise, either directly or indirectly, shall expressly assume payment of the principal of (and premium or Make-Whole Amount, if any) and interest on all the Debt Securities issued by the Company under the Indenture and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) the successor Corporation formed by or resulting from any such consolidation or merger or which shall have received the transfer of assets shall be a United States Corporation; (c) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary of the Company as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (d) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803).

EVENTS OF DEFAULT, NOTICE AND WAIVER

                  The following events are "Events of Default" with respect to the Debt Securities of a series: (a) default for 30 days in the payment of any installment of interest on any Debt Securities of such series: (b) default in the payment of the principal of (or premium, or Make-Whole Amount, if any, on) any Debt Securities at their maturity; (c) default in the performance of any other covenant of the Company contained in the Indenture, such default having continued for 60 days after written notice as provided pursuant to the Indenture; (d) default in the payment of an aggregate principal amount exceeding $5,000,000 of any evidence of recourse indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled, such default having continued for a period of 10 days after written notice as provided pursuant to the Indenture; and (e) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or any of their respect property. The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Company (Section 501).

                  If an Event of Default under the Indenture occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of a series may declare the principal amount of all of the Debt Securities of such series to be due and payable immediately by written notice thereof to the Company (and to the

Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to such Debt Securities has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of such Outstanding Debt Securities may rescind and annul such declaration and its consequences if (a) the Company shall have paid or deposited with the Trustee all required payments of the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Securities, plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the nonpayment of accelerated principal of (or specified portion thereof) or premium (if any) or interest on such Debt Securities have been cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of a series may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium or Make-Whole-Amount, if any) or interest on such Debt Securities or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

                  The Trustee will be required to give notice to the Holder of Debt Securities within 90 days of a default under the Indenture unless such default has been cured or waived; provided, however, that the Trustee may withhold notice to the Holders of any default (except a default in the payment of the principal of (or premium or Make-whole Amount, if any) or interest on any Debt Securities or in the payment of any sinking fund installment in respect of any Debt Securities) if specified Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders (Section 601).

                  The Indenture provides that no Holder of Debt Securities may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of a series, as well as an offer of indemnity reasonably satisfactory to it (Section 507). This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Securities at the respective due dates thereof (Section 608).

                  Subject to the provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of any Debt Securities then Outstanding under the Indenture, unless such Holders shall have offered to the Trustee thereunder reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of a series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee in respect of such Debt Securities, or of exercising any trust or power conferred upon the Trustee in respect of such Debt Securities. However, the Trustee may refuse to follow any direction which is in conflict with any law or Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein (Section 512).

                  Within 120 days after the close of each fiscal year, the Company must deliver to the Trustee a certificate, signed by one of several specified officers of the Company, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and nature and status thereof (Section 1011).


MODIFICATION OF THE INDENTURE

                  Modifications and amendments of the Indenture will be permitted to be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities of each series which is affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holders of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or premium or Make-Whole Amount (if any) or any installment of interest on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount, payable on redemption of, any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal of, or premium or Make-Whole Amount, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above stated percentage in principal amount of Outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holders of each such Debt Security affected thereby (Section 902). A Debt Security shall be deemed outstanding ("Outstanding") if it has been authenticated and delivered under the Indenture unless, among other things, such Debt Security has been canceled or redeemed.

                  The Indenture provides that the Holders of not less than a majority in principal amount of Outstanding Debt Securities of a series have the right to waive compliance by the Company with certain covenants in the Indenture in respect of such Debt Securities (Section 1013). Compliance with the Covenants described herein and such additional covenants with respect to the Debt Securities of a series generally may not be waived by the Board of Trustees of the Trust, as managing general partner of the Company, or by the Trustee.

                  Modifications and amendments of the Indenture will be permitted to be made by the Company and the Trustee without the consent of any Holder for any of the following purposes: (i) to evidence the succession or addition of another Person to the Company as obligor under the Indenture; (ii) to add to the covenants of the Company for the benefit of the Holders or to surrender any right or power conferred upon the Company in the Indenture; (iii) to add Events of Default for the benefit of the Holders; (iv) to permit or facilitate the issuance of Debt Securities in uncertificated form, provided, that such action shall not adversely affect the interests of the Holders in any material respect; (v) to secure the Debt Securities; (vi) to establish the form or terms of additional Debt Securities of any series; (vii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee;
(viii) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of Holders in any material respect; or (ix) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of Debt Securities under the Indenture provided that such action shall not adversely affect the interests of the Holders in any material respect (Section 901).

                  The Indenture contains provisions for convening meetings of the Holders of Debt Securities (Section 1501). A meeting will be permitted to be called at any time by the Trustee, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities, in any such case upon notice given as provided in the Indenture (Section 1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present will be permitted to be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt securities may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities. Any resolution passed or decision taken at any meeting of Holders of Debt Securities duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of such series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504).

                  Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and (ii) the principal amount of the Outstanding Debt Securities that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section
1504).

SATISFACTION AND DISCHARGE

                  The Company may discharge certain obligations to Holders of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium or Make-Whole Amount, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401).

GLOBAL SECURITIES

                  If the applicable Prospectus Supplement so indicates, the Debt Securities will be evidenced by one or more global certificates (the "Global Securities"), which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co. ("Cede"), as DTC's nominee.

                  Holders may hold their interests in any of the Global Securities directly through DTC, or indirectly through organizations which are participants in DTC ("Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds.

                  Holders who are not Participants may beneficially own interests in a Global Security held by DTC only through Participants, including certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly, and have indirect access to the DTC system ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of any Global Security, Cede for all purposes will be considered the sole holder of such Global Security. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered the holders thereof.

                  Neither the Company nor the Trustee (nor any registrar or paying agent) will have any responsibility for the performance by DTC or their Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of Debt Securities only at the direction of one or more Participants whose accounts are credited with DTC interests in a Global Security.

                  DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among Participants in deposited securities through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. The rules applicable to DTC and its Participants are on file with the Commission.

                  Purchases of Debt Securities under the DTC system must be made by or through Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Debt Security (a "Beneficial Owner") is in turn to be recorded on the Participant's and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Debt Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Debt Securities, except in the event that use of the book-entry system for the Debt Securities is discontinued.

                  The deposit of Debt Securities with DTC and their registration in the name of Cede effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC's records reflect only the identity of the Participants whose accounts such Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

                  The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Global Security.

                  Redemption notices shall be sent to Cede. If less than all of the principal amount of the Global Securities of the same series is being redeemed, DTC's practice is to determine by lot the amount of interest of each Participant therein to be redeemed.

                  Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

                  Principal, Make-Whole Amount and interest payments on the Debt Securities will be made to DTC by wire transfer of immediately available funds. DTC's practice is to credit Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulation requirements as may be in effect from time to time. Payments of principal, Make-Whole Amount and interest to DTC is the responsibility of the Company, disbursement of such payments to Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Participants and Indirect Participants. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

                  DTC may discontinue providing its services as securities depository with respect to the Debt Securities at any time by giving reasonable notice to the Company. If DTC notifies the Company that it is unwilling or unable to continue as depository for any Global Security or if at any time DTC ceases to be a clearing agency registered as such under the Exchange Act when DTC is required to be so registered to act as such depository and no successor depository shall have been appointed within 90 days of such notification or of the Company becoming aware of DTC's ceasing to be so registered, as the case may be, certificates for the relevant Notes will be printed and delivered in exchange for interests in such Global Security. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for relevant Debt Securities in authorized denominations registered in such names as DTC shall direct. It is expected that such instruction will be based upon directions received by DTC from its Participants with respect to ownership of beneficial interests in such Global Security.

                  The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, certificates representing the Debt Securities will be printed and delivered.

                  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company does not take responsibility for the accuracy thereof.

                             DESCRIPTION OF WARRANTS

                  The Company may issue Warrants for the purchase of Debt Securities. Warrants may be issued independently or together with any other Debt Securities offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

                  The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following:

                  (1)      The title of the Warrants;

                  (2)      The aggregate number of the Warrants;

                  (3) The price or prices at which the Warrants will be issued;

                  (4) The title, aggregate principal amount and the terms of the Debt Securities purchasable upon exercise of the Warrants;

                  (5) The title, aggregate principal amount and terms of the other Debt Securities offered thereby with which the Warrants are issued and the number of the Warrants issued with each such Debt Security offered thereby;

                  (6) The date, if any, on and after which the Warrants and the related Debt Securities will be separately transferable;

                  (7) The price (which may be expressed as a percentage of the principal amount and may be payable in cash, securities or other property) at which the related Debt Securities may be purchased upon exercise of the Warrants;

                  (8) The date(s) on which or the period(s) during which the right to exercise the Warrants will commence and the date on which the right will expire, and any other restriction or limitation relating to the exercise of the Warrants;

                  (9) The minimum or maximum number of Warrants which may be exercised at any one time;

                  (10) Whether the Warrants represented by the Warrant certificates or Debt Securities that may be issued upon exercise of the Warrants will be issued in registered or bearer form;

                  (11) Information with respect to book-entry procedures, if any;

                  (12) A discussion of certain federal income tax considerations, if any; and

                  (13) Any other terms of the Warrants, including terms, procedures and limitations relating to the exchange and exercise of the Warrants.


                              PLAN OF DISTRIBUTION

                  The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

                  The Company may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices for cash or assets in transactions that do not constitute a business combination within the meaning of Rule 145 promulgated under the Securities Act. The Company also may offer and sell Debt Securities upon the exercise of Warrants. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of the Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers from whom they may act as agent.

                  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

                  If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts.

                  Certain of the underwriters and their affiliates may engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                     EXPERTS

                  The consolidated financial statements of EOP Operating Limited Partnership appearing in EOP Operating Limited Partnership's Annual Report (Form 10-K, as amended by Form 10-K/A) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                  The consolidated financial statements of Beacon Properties, L.P., appearing in the Current Report on Form 8-K/A of EOP Operating Limited Partnership filed with the Commission on February 18, 1998, have been audited by PricewaterhouseCoopers LLP, independent auditors, as set forth in their reports included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

                  The legality of the Securities will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C. Certain tax matters will be passed upon by Hogan & Hartson L.L.P., Washington, D.C., special tax counsel to the Company.